02069149

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Maxis Communications Berhad

*CURRENT ADDRESS Aras 18, Menara Maxis
50088 Kuala Lumpur
Malaysia

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FILE NO. 82- 34780 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: NM

DATE : 3/29/04

ARIS
12-31-01

RECEIVED
SEP 16 2002
OFFICE OF INTERNATIONAL CORPORATE FINANCE — CORPORATION FINANCE

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

STATUTORY FINANCIAL STATEMENTS

31 DECEMBER 2001

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT

The Directors hereby submit their Report to the members together with the audited financial statements of the Group and of the Company for the financial year ended 31 December 2001.

PRINCIPAL ACTIVITIES

The principal activities of the Company are that of investment holding and the provision of services to its subsidiary companies. The principal activities of the subsidiary companies are described in Note 11 to the financial statements.

There have been no significant changes in the principal activities of the Group and of the Company during the financial year.

FINANCIAL RESULTS

	Group RM'000	Company RM'000
Profit after taxation	600,927	762,109

DIVIDENDS

The dividend paid by the Company since the end of the previous financial year is as follows:

	RM'000
In respect of the financial year ended 31 December 2001:	
Interim gross dividend of RM0.19 per ordinary share on 157,894,739 ordinary shares, less income tax, paid on 31 December 2001	21,600

The Directors now recommend the payment of a final dividend, which the members have confirmed their approval and is subject to formalisation at the forthcoming Annual General Meeting of the Company, in respect of the financial year ended 31 December 2001 comprising:

	RM'000
Final gross dividend of RM1.78 per ordinary share on 157,894,739 ordinary shares, less income tax	202,500
Final gross dividend of RM3.39 per ordinary share on 157,894,739 ordinary shares, tax exempt	535,900
	738,400

RESERVES AND PROVISIONS

There are no material transfers to or from reserves or provisions during the financial year except as disclosed in the financial statements.

DIRECTORS

The Directors who have held office during the year since the date of the last report are as follows:

Tun Haji Mohammed Hanif bin Omar	
Tunku Dato' Seri Mahmud bin Tunku Besar Burhanuddin	
Khoo Teng Bin	
Augustus Ralph Marshall	
Tan Poh Ching	
Chan Chee Beng	(Alternate director to Tunku Dato' Seri Mahmud bin Tunku Besar Burhanuddin; resigned on 15.02.2002)
Benoit Fouilland	(Appointed on 28.08.2001; resigned on 15.11.2001)
Sohail Qadri	(Resigned on 28.08.2001)
Kartini binti Haji Abdul Manaf	(Resigned on 31.10.2001)
Jean Mandeville	(Director and alternate director to Geoffrey William Almeida; resigned on 15.11.2001)
Anne Elizabeth Fowler	(Resigned on 15.11.2001)
Geoffrey William Almeida	(Resigned on 15.11.2001)
Malcolm Antony Barnett	(Resigned on 15.11.2001)
David Andrew Wilson	(Alternate director to Jean Mandeville; resigned on 28.09.2001)
Chin Chun Yean @ Chin Huat Yean	(Alternate director to Augustus Ralph Marshall; resigned on 15.01.2002)

In accordance with Article 69 of the Articles of the Association of the Company, one third of the Directors shall retire from office. Khoo Teng Bin retires and, being eligible, offers himself for re-election.

Pursuant to Section 129(6) of the Companies Act, 1965, Tunku Dato' Seri Mahmud bin Tunku Besar Burhanuddin who has attained the age of 71 years retires at the forthcoming Annual General Meeting and, being eligible, offers himself for re-election.

DIRECTORS' BENEFITS

During and at the end of the financial year, no arrangements subsisted to which the Company is a party, with the object or objects of enabling Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Since the end of the previous financial year, no Director has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest, except as disclosed in Note 5 to the financial statements.

UTILISATION OF PROCEEDS FROM SALE OF SHARES TO BT (NETHERLANDS) HOLDINGS B.V.

Pursuant to the approval by the Securities Commission ('SC') for a further extension for the Company to fully utilise the proceeds from the issue of its shares to BT (Netherlands) Holdings B.V. ('BT') for 18 months to 8 April 2002, the SC requires a disclosure to be made on the extent of the utilisation of the proceeds. In compliance with the requirements, the Company has utilised all of the proceeds of RM1,737 million as at 31 December 2001.

AUDIT COMMITTEE

The Board of Directors ('the Board') of the Company reconstituted the Audit Committee ('the Committee') comprising no less than two members and are currently represented by the following members:

Augustus Ralph Marshall
Chan Chee Beng (ceased on 15.02.2002)
Tan Poh Ching

The duties of the Committee are as follows:

(a) To consider any matters concerning the appointment and dismissal of the external auditor and their audit fee;

(b) To review the nature and scope of the audit with the internal and external auditors before commencement of their work;

(c) To review the quarterly and annual financial statements of the Group and of the Company focusing on the matters set out below, and thereafter to recommend to the Board :

   (i) any change in accounting policies and practices;

   (ii) significant adjustments arising from the audit;

   (iii) the going concern assumption; and

   (iv) compliance with accounting standards and regulatory requirements;

(d) To review the adequacy of resources for the internal audit department and that it has the necessary authority to carry out its work;

(e) To discuss the problems and reservations arising from the interim and final audits, and any matter the external auditors may wish to discuss;

(f) To review the audit reports prepared by the internal and external auditors, the major findings and management's response thereto;

(g) To discuss any matters arising from internal audit, security and Defalcation Committee;

(h) To review the evaluation of the systems of internal controls with the auditors;

AUDIT COMMITTEE (CONTINUED)

(i) To review the assistance given by the Group's and the Company's employees to the auditors;

(j) To review any related party transactions entered into by the Company/or its subsidiaries, including, the review and monitoring of recurring related party transactions for which shareholders' mandate has been granted, to ensure that such transactions are undertaken by the Company under normal commercial terms and to ensure that the internal control procedures with regards to such transactions are sufficient and thereafter submit a report to the Board;

(k) To enhance the independence of both the external and internal audit functions through active participation in the audit process;

(l) To create a climate of discipline and control which will reduce the opportunity of fraud;

(m) To review compliance with relevant regulations and statutory requirements;

(n) To review the efficiency and efficacy of operations of the Company and any other matters which would improve the governance of operations; and

(o) Any such other functions as may be agreed to by the Committee and the Board.

DIRECTORS' INTERESTS IN SHARES AND DEBENTURES

According to the register of Directors' shareholdings, the interests of Directors in office at the end of the financial year in ordinary shares of the Company were as follows:

	Number of ordinary shares of RM1 each			
Deemed interest	As at 1.1.2001	Acquired	Disposed	As at 31.12.2001
Khoo Teng Bin	2,100,000*	-	(2,100,000)	-

* held through companies in which the above Director has an interest.

Khoo Teng Bin was deemed to have an interest in the shares of the Company and the subsidiary companies by virtue of his indirect interest in the shares of a corporate shareholder of the Company, up to 25 November 2001. After that date, he is no longer deemed to have an interest in the shares of the Company, applying Section 6A of the Companies Act, 1965 following the completion of the disposal of the said shares by the corporate shareholder to the ultimate holding company.

According to the register of Directors' shareholdings, none of the other Directors in office at the end of the financial year held any interest in shares in or debentures of the Company and its related corporations during the financial year.

STATUTORY INFORMATION ON THE FINANCIAL STATEMENTS

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(a) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of allowance for doubtful debts and satisfied themselves that all known bad debts had been written off and that adequate allowance had been made for doubtful debts; and

(b) to ensure that any current assets, other than debts, which were unlikely to realise in the ordinary course of business their values as shown in the accounting records of the Group and of the Company have been written down to amounts which they might be expected so to realise.

At the date of this Report, the Directors are not aware of any circumstances:

(a) which would render the amounts written off for bad debts or the amount of the allowance for doubtful debts in the financial statements of the Group and of the Company inadequate to any substantial extent; or

(b) which would render the values attributed to current assets in the financial statements of the Group and of the Company misleading; or

(c) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate.

No contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group or of the Company to meet their obligations when they fall due.

OTHER STATUTORY INFORMATION

At the date of this Report, there does not exist:

(a) any charge on the assets of the Group and of the Company which has arisen since the end of the financial year which secures the liability of any other person; or

(b) any contingent liability of the Group and of the Company which has arisen since the end of the financial year.

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

DIRECTORS' REPORT (CONTINUED)

At the date of this Report, the Directors are not aware of any circumstances not otherwise dealt with in this Report or the financial statements which would render any amount stated in the financial statements misleading.

In the opinion of the Directors,

(a) the results of the Group's and of the Company's operations during the financial year were not substantially affected by any item, transaction or event of a material and unusual nature; and

(b) there has not arisen in the interval between the end of the financial year and the date of this Report any item, transaction or event of a material and unusual nature likely to affect substantially the results of the operations of the Group or of the Company for the financial year in which this Report is made.

HOLDING COMPANY

The Directors regard Maxis Holdings Sdn Bhd, a company incorporated in Malaysia as the holding and ultimate holding company. Maxis Holdings Sdn Bhd is beneficially entitled to and has voting power over all of the shares of the Company which are registered in the name of ABN Amro N.V., Labuan Branch pursuant to a legal charge as security for financing facilities provided to Maxis Holdings Sdn Bhd.

AUDITORS

The auditors, PricewaterhouseCoopers, have expressed their willingness to continue in office.

In accordance with a resolution of the Board of Directors dated 19 February 2002.

TUN HAJI MOHAMMED HANIF BIN OMAR
DIRECTOR

AUGUSTUS RALPH MARSHALL
DIRECTOR

Kuala Lumpur
19 FEB 2002

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

INCOME STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001

	Note	Group 2001 RM'000	Group 2000 RM'000	Company 2001 RM'000	Company 2000 RM'000
Revenue	4	3,031,305	2,205,785	881,900	-
Interconnect expenses and direct cost of sales		(805,079)	(600,409)	-	-
Gross profit		2,226,226	1,605,376	881,900	-
Other operating income		24,580	28,322	7,294	15,378
Administrative expenses		(772,182)	(631,488)	(29,573)	(11,276)
Network operation cost		(596,384)	(511,456)	-	-
Other operating expenses		(36,761)	(29,264)	(365)	(3,127)
Profit from operations	5	845,479	461,490	859,256	975
Finance cost	6	(67,868)	(92,293)	(122)	(460)
Profit before taxation		777,611	369,197	859,134	515
Taxation	7	(176,684)	(11,719)	(97,025)	(2,237)
Profit/(loss) after taxation		600,927	357,478	762,109	(1,722)
Basic earnings per share (RM)	8	3.81	2.26		

The notes on pages 12 to 38 form part of these financial statements.

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

BALANCE SHEETS AS AT 31 DECEMBER 2001

	Note	Group 2001 RM'000	Group 2000 RM'000	Company 2001 RM'000	Company 2000 RM'000
NON-CURRENT ASSETS					
Property, plant and equipment	10	3,216,293	2,780,594	30,584	37,319
Investments in subsidiary companies	11	-	-	94,532	94,532
Other investments	12	-	249	-	-
		3,216,293	2,780,843	125,116	131,851
CURRENT ASSETS					
Inventories	13	90,534	94,748	-	-
Debtors	14	469,466	346,492	5,050	4,759
Amounts due from subsidiary companies	17	-	-	3,174,540	2,267,322
Deposits with licensed banks	15	791,633	627,525	45,350	143,147
Cash and bank balances	16	26,281	14,482	27	625
		1,377,914	1,083,247	3,224,967	2,415,853
CURRENT LIABILITIES					
Provisions for liabilities and charges	18	58,614	41,761	-	-
Creditors	19	1,604,082	1,359,700	67,086	21,786
Borrowings (interest bearing)	20	143,316	211,226	22,112	5,288
Bank balances	23	1,233	948	75	-
Taxation		20,910	5,414	1,906	2,232
Dividends payable		738,400	-	738,400	-
		2,566,555	1,619,049	829,579	29,306
NET CURRENT (LIABILITIES)/ ASSETS		(1,188,641)	(535,802)	2,395,388	2,386,547
NON-CURRENT LIABILITIES					
Creditors (interest bearing)	19	199,172	40,629	-	-
Borrowings (secured and interest bearing)	20	339,458	627,193	-	3
Deferred taxation	21	78,652	7,776	-	-
		1,410,370	1,569,443	2,520,504	2,518,395
CAPITAL AND RESERVES					
Share capital		157,895	157,895	157,895	157,895
Share premium		2,664,719	2,664,719	2,664,719	2,664,719
Accumulated losses		(1,412,244)	(1,253,171)	(302,110)	(304,219)
		1,410,370	1,569,443	2,520,504	2,518,395

The notes on pages 12 to 38 form part of these financial statements.

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

STATEMENTS OF CHANGES IN EQUITY
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001

	Note	Issued and fully paid ordinary shares of RM1 each: Number of shares '000	Issued and fully paid ordinary shares of RM1 each: Nominal value RM'000	Non-distributable: Share premium RM'000	Accumulated losses RM'000	Total RM'000
Group						
As at 1 January 2000		157,895	157,895	2,664,719	(1,610,649)	1,211,965
Profit after taxation		-	-	-	357,478	357,478
As at 31 December 2000		157,895	157,895	2,664,719	(1,253,171)	1,569,443
Profit after taxation		-	-	-	600,927	600,927
Dividends for the financial year ended 31 December 2001	9	-	-	-	(760,000)	(760,000)
As at 31 December 2001		157,895	157,895	2,664,719	(1,412,244)	1,410,370
Company						
As at 1 January 2000		157,895	157,895	2,664,719	(302,497)	2,520,117
Loss after taxation		-	-	-	(1,722)	(1,722)
As at 31 December 2000		157,895	157,895	2,664,719	(304,219)	2,518,395
Profit after taxation		-	-	-	762,109	762,109
Dividends for the financial year ended 31 December 2001	9	-	-	-	(760,000)	(760,000)
As at 31 December 2001		157,895	157,895	2,664,719	(302,110)	2,520,504

The notes on pages 12 to 38 form part of these financial statements.

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

CASH FLOW STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001

	Note	Group 2001 RM'000	Group 2000 RM'000	Company 2001 RM'000	Company 2000 RM'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Profit/(loss) after taxation		600,927	357,478	762,109	(1,722)
Adjustments for:					
Bad debts written off		1,073	6,949	-	-
Depreciation of property, plant and equipment		399,670	416,121	7,150	8,311
Dividend income		-	-	(881,900)	-
Gain on disposal of property, plant and equipment		(1,695)	(506)	(839)	(259)
Interest income		(22,430)	(19,651)	(722)	(8,417)
Interest waived by vendors		-	(7,919)	-	-
Interest expense		67,868	92,293	122	460
Inventories written off		-	5,821	-	-
Allowance /(write back of allowance) for:					
- inventories' obsolescence		(1,834)	40,893	-	-
- diminution in value of investment in a subsidiary company		-	-	-	200
- diminution in value of other investments		(2,475)	2,600	-	-
- amount owing by a subsidiary company		-	-	-	1,575
- doubtful debts		81,169	62,393	-	721
- write down of identified network costs		189,861	(15,347)	-	-
Taxation		176,684	11,719	97,025	2,237
Property, plant and equipment written off		4,852	3,924	-	-
Provision for staff incentive scheme		25,203	16,135	-	-
Provision for legal claims		5,607	3,409	-	-
Unrealised (gain)/loss on foreign exchange		(7,998)	10,978	148	(12)
Gain on disposal of other investments		(68)	-	-	-
		1,516,414	987,290	(16,907)	3,094
Decrease/(increase) in inventories		6,048	(52,026)	-	-
(Increase)/decrease in debtors		(205,210)	(162,167)	(291)	6,369
Increase/(decrease) in creditors		418,849	257,266	45,147	(6,807)
Increase in intercompany balances		-	-	(173,909)	(323,247)
Cash generated from/(used in) operations		1,736,101	1,030,363	(145,960)	(320,591)

CASH FLOW STATEMENTS
FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2001 (CONTINUED)

	Note	Group 2001 RM'000	Group 2000 RM'000	Company 2001 RM'000	Company 2000 RM'000
Cash generated from/(used in) operations (continued)		1,736,101	1,030,363	(145,960)	(320,591)
Interest received		22,424	19,136	621	7,990
Taxation paid		(90,312)	(3,729)	(499)	(5)
Staff incentive scheme paid		(13,468)	(5,074)	-	-
Payment out of provision for legal claims		(489)	-	-	-
Dividends received		-	-	51,840	-
Net cash flow from operating activities		1,654,256	1,040,696	(93,998)	(312,606)
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, plant and equipment		(1,031,084)	(889,406)	(432)	(4,169)
Proceeds from disposal of property, plant and equipment		2,989	886	856	317
Proceeds from promissory notes redeemed and disposal of other investments		2,792	-	-	-
Net cash flow from investing activities		(1,025,303)	(888,520)	424	(3,852)
CASH FLOWS FROM FINANCING ACTIVITIES					
Decrease in deposits, cash and bank balances pledged as security		61,947	24,664	-	-
Repayment of hire purchase and finance lease principals		(11,597)	(2,976)	(334)	(1,496)
Repayment of hire purchase and finance lease interests		(1,029)	(840)	(97)	(436)
Repayment of term loans		(361,495)	(119,945)	-	-
Interest paid		(74,765)	(98,048)	(20)	(24)
Dividends paid		(21,600)	-	(21,600)	-
Net cash flow from financing activities		(408,539)	(197,145)	(22,051)	(1,956)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		220,414	(44,969)	(115,625)	(318,414)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE FINANCIAL YEAR		574,075	619,044	138,818	457,232
CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR	23	794,489	574,075	23,193	138,818

The notes on pages 12 to 38 form part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2001

1 GENERAL INFORMATION

The principal activities of the Company are that of investment holding and the provision of services to its subsidiary companies. The principal activities of the subsidiary companies are described in Note 11 to the financial statements. There have been no significant changes in the principal activities of the Group and of the Company during the financial year.

The Group had, as at 31 December 2001, 2,462 (2000: 2,550) employees comprising permanent employees and contract staff of over one year term.

The Directors regard Maxis Holdings Sdn Bhd, a company incorporated in Malaysia as the holding and ultimate holding company. Maxis Holdings Sdn Bhd is beneficially entitled to and has voting power over all of the shares of the Company which are registered in the name of ABN Amro N.V., Labuan Branch pursuant to a legal charge as security for financing facilities provided to Maxis Holdings Sdn Bhd.

The Company is a public limited company, incorporated and domiciled in Malaysia.

The address of the registered office of business of the Company is as follows:

Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur

2 BASIS OF ACCOUNTING

The financial statements have been prepared under the historical cost convention and in accordance with applicable approved Accounting Standards in Malaysia and the provisions of the Companies Act, 1965.

The preparation of financial statements in conformity with applicable approved Accounting Standards and the provisions of the Companies Act, 1965 require the Directors to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses during the reported financial year. Actual results could differ from those estimates.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been used consistently in dealing with items which are considered material in relation to the financial statements.

(a) Basis of consolidation

The Group financial statements include the financial statements of the Company and its subsidiary companies made up to the end of the financial year. Subsidiary companies are consolidated using the acquisition method of accounting. Under this method, the results of subsidiary companies acquired or disposed during the financial year are included in the consolidated income statement from the date of acquisition or up to the date of their disposal.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(a) Basis of consolidation (continued)

The difference between the consideration paid for the shares in the subsidiary companies and the fair value of the net separable assets acquired is treated as goodwill or reserve on consolidation as appropriate. Goodwill and reserve on consolidation are taken to the income statement.

All intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless cost cannot be recovered.

The gain or loss on disposal of a subsidiary company is the difference between net disposal proceeds and the Group's share of its net assets.

(b) Property, plant and equipment

Property, plant and equipment are initially stated at cost.

Freehold land is not depreciated.

Other property, plant and equipment are stated at cost less accumulated depreciation and allowance for write down of identified network costs.

Long term leasehold land is land with a remaining lease period exceeding fifty years. Leasehold land is amortised over the period of the lease on a straight line method. The principal annual amortisation rates used are as follows:

Long term leasehold land	1% - 2%
Short term leasehold land	2% - 3%

Buildings, telecommunications equipment, motor vehicles and office furniture, fittings and equipment are depreciated on the straight line method to write off the cost of each category of asset to its residual value over its estimated useful life. The principal annual depreciation rates used are as follows:

Buildings	2%
Telecommunications equipment	10% - 17%
Motor vehicles	20%
Office furniture, fittings and equipment	15% - 20%

Capital work-in-progress is not depreciated.

Included in telecommunications equipment are costs associated with the acquisition of computer software programmes which are unique software programmes controlled by the Group and have probable economic benefits exceeding the costs beyond one year.

Where the carrying amount of a category of asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(b) Property, plant and equipment (continued)

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalised as part of the cost of the asset during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Gains and losses on disposal are determined by comparing proceeds with carrying amount and are included in profit/(loss) from operations.

(c) Deferred taxation

The tax expense is determined on the basis of tax effect accounting using the liability method. Deferred taxation is recognised for timing differences except when there is reasonable evidence that such timing differences will not reverse in the foreseeable future. The tax effect of timing differences that result in a debit balance or a debit to the deferred tax balance is not carried forward unless there is a reasonable expectation of its realisation.

The potential tax saving relating to a tax loss carry forward is only recognised if there is assurance beyond any reasonable doubt that future taxable income will be sufficient for the benefit of the loss to be realised.

(d) Foreign currencies

Foreign currency transactions are translated into Ringgit Malaysia at exchange rates ruling at the transaction dates. Monetary assets and liabilities in foreign currencies at the balance sheet date are translated into Ringgit Malaysia at exchange rates ruling at that date.

Exchange differences arising from the translation of foreign currencies are dealt with through the income statement.

The principal closing rates used in translation of foreign currency amounts were as follows:

Foreign currency	2001 RM	2000 RM
1 USD	3.80	3.80
1 GBP	5.51	5.66
1 DEM	1.72	1.81
1 SDR	4.77	4.95

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Investments in subsidiary companies

A subsidiary company is a company in which the Group controls the composition of its Board and/or more than half of the voting power and/or holds more than half of its issued ordinary share capital.

Investments in subsidiary companies are stated at cost unless the Directors are of the opinion that there has been a permanent diminution in value of the investment, in which case, allowance is made for the diminution in value. Permanent diminution in value of an investment is recognised as an expense in the year in which the diminution is identified.

(f) Other investments

Long term investments are shown at cost and allowance is only made where, in the opinion of the Directors, there is a permanent diminution in value. Permanent diminution in value of an investment is recognised as an expense in the year in which the diminution is identified.

On disposal of an investment, the difference between net disposal proceeds and its carrying amount is charged / credited to the income statement.

(g) Inventories

Inventories, which comprise telecommunications components and incidentals, are stated at the lower of cost and net realisable value. Cost includes the actual cost of materials and incidentals in bringing the inventories to its present location and condition, and is valued on a weighted average basis.

(h) Finance lease and hire purchase

Leases and hire purchase of property, plant and equipment where the Group and the Company assumes substantially all the benefits and risks of ownership are classified as finance leases.

Finance leases are capitalised at the estimated present value of the underlying lease payments at the date of the inception. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in borrowings. The interest element of the finance charge is charged to the income statement over the lease period.

Property, plant and equipment acquired under finance lease and hire purchase agreements are depreciated over the useful life of the asset. If there is no reasonable certainty that the ownership will be transferred to the Group, the asset is depreciated over the shorter of the lease term and its useful life.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(i) Operating leases

Leases of assets under which all benefits and risks of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight line basis over the period of the lease.

(j) Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand, deposits held at call with licensed banks and bank overdrafts that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Deposits held as pledged securities for term loans are not included as cash and cash equivalents.

(k) Revenue recognition

Revenue of mobile postpaid, public switched telephony, ISP and internet application services are recognised at the time of customer usage and services rendered. Service discounts and incentives are accounted as a reduction of revenue when granted.

Revenue earned from carriers for international gateway services are recognised in the year in which the calls occur.

Mobile prepaid revenues comprise of sales of starter packs and prepaid top-up-tickets. Revenues from sales of starter packs are recognised at the point of sale to customers and distributors. Revenues from sales of prepaid top-up-tickets are recognised on usage. Any amounts not utilised are deferred up to a maximum of sixty days from the date of activation of prepaid top-up-tickets, failing which such revenue will be recognised as breakage revenue.

Dividend income is recognised when the shareholders' right to receive payment is established.

(l) Debtors

Debtors are carried at anticipated realisable value. Allowance is made for doubtful debts based on specific review of outstanding balances at the balance sheet date. General allowances are made to cover possible losses which are not specifically identified. Bad debts are written off during the financial year in which they are identified.

(m) Deferred income

Deferred income represents unutilised air time of prepaid top-up-tickets sold to customers and distributors.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n) Defined contribution plan

The Group's and the Company's contribution to the Employees' Provident Fund are charged to the income statement in the year to which they relate.

(o) Provisions for liabilities and charges

Provision for staff incentive scheme is made based on management's best estimate of the amount payable based on the performance of the Group.

Provision is made for potential legal claims in respect of terminated network construction projects.

4 REVENUE

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Analysis of revenue:				
Mobile telephony services	2,780,303	1,954,793	-	-
Public switched telephony services	141,431	150,017	-	-
International gateway services	100,036	90,864	-	-
ISP and internet application services	9,535	10,111	-	-
Dividend income from subsidiary companies	-	-	881,900	-
	3,031,305	2,205,785	881,900	-

5 PROFIT FROM OPERATIONS

The following items have been charged/(credited) in arriving at the profit from operations:

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Auditors' remuneration	461	461	84	90
Bad debts written off	1,073	6,949	-	-
Directors' remuneration				
- other emoluments	12	18	12	18
- fees charged by a third party for services rendered by a Director to the Company and its subsidiary companies	360	360	360	360
Depreciation of property, plant and equipment	399,670	416,121	7,150	8,311
Gain on disposal of property, plant and equipment	(1,695)	(506)	(839)	(259)
Loss/(gain) on foreign exchange				
- realised	4,523	(10,634)	134	(69)
- unrealised	(7,998)	10,978	148	(12)
Inventories written off	-	5,821	-	-
Allowance /(write back of allowance) for:				
- amount owing by a subsidiary company	-	-	-	1,575
- doubtful debts	81,169	62,393	-	721
- diminution in value of investment in a subsidiary company	-	-	-	200
- diminution in value of other investments	(2,475)	2,600	-	-
- inventories' obsolescence	(1,834)	40,893	-	-
- write down of identified network costs	189,861	(15,347)	-	-
Provision for legal claims	5,607	3,409	-	-
Gain on disposal of other investments	(68)	-	-	-
Property, plant and equipment written off	4,852	3,924	-	-
Rental of land and buildings	30,190	27,138	18,227	14,971
Rental of equipment	7,536	3,670	-	48
Staff cost	184,685	170,984	1,517	1,943
Year 2000 compliance expenses	-	1,310	-	12
Year 2000 compliance expenses written back	-	(275)	-	-
Interest income on deposits	(22,430)	(19,651)	(621)	(7,990)
Reimbursement of interest expense from subsidiary companies	-	-	(101)	(427)
Interest waived by vendors	-	(7,919)	-	-
Rental of shared assets	(87)	(87)	(5,703)	(6,917)

Included in the Group staff cost is the provision for staff incentive scheme for the financial year amounting to RM25,203,000 (2000: RM16,135,000).

The estimated monetary value of benefits-in-kind provided to the Directors of the Company during the financial year by way of usage of the Group's assets amounted to RM19,316 (2000: RM22,200).

6 FINANCE COST

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Interest expense				
- bank borrowings	52,833	67,695	12	23
- hire purchase and finance lease	1,029	840	109	436
- deferred payment schemes	6,478	17,425	-	-
- others	7,528	6,333	1	1
	67,868	92,293	122	460

7 TAXATION

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Current taxation	105,808	9,143	97,025	2,237
Deferred taxation (Note 21)	70,876	2,576	-	-
	176,684	11,719	97,025	2,237

The current taxation of the Company is principally in respect of interest income and dividend income.

The Group's effective tax rate was lower than the statutory tax rate due to utilisation of brought forward tax losses, capital and investment allowances and exemption on 70% of statutory income under the Approved Service Project status in the respective subsidiary companies. The tax savings arising from the utilisation of brought forward tax losses amounted to approximately RM3,854,000 (2000: RM32,392,000).

As at 31 December 2001, the Group and the Company, subject to the agreement by the tax authorities, has unabsorbed tax losses, capital and investment allowances carried forward for which the related tax effects have not been included in the financial statements, amounting to approximately:

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Tax losses	652,106	665,827	33,944	33,944
Capital allowances	960,118	822,419	19,551	19,952
Investment allowances	1,013,297	1,738,595	-	-

The benefits of these tax losses and allowances carried forward will only be obtained if and when the Company and the respective subsidiary companies which have such tax losses and allowances derive future assessable income of a nature and of an amount sufficient for these losses and allowances to be utilised.

7 TAXATION (CONTINUED)

Subject to the agreement by the tax authorities and subsequent to the final dividends recommended by the Directors of certain subsidiary companies, these subsidiary companies have Section 108 tax credits to frank approximately RM1,356,000 (2000: RM26,689,000) of their retained earnings as at 31 December 2001 if paid out as dividends. In addition, these subsidiaries also have tax exempt accounts which are available to frank tax exempt dividends up to approximately RM626,139,000 (2000: RM402,837,000).

8 BASIC EARNINGS PER SHARE

Basic earnings per share of the Group is calculated by dividing the profit after taxation for the year by the weighted average number of ordinary shares in issue during the year.

	Group	
	2001	2000
Profit after taxation for the year (RM'000)	600,927	357,478
Weighted average number of ordinary shares in issue ('000)	157,895	157,895
Basic earnings per share (RM)	3.81	2.26

9 DIVIDENDS

	Group and Company			
	2001		2000	
	Gross dividend per share RM	Amount of dividend RM'000	Gross dividend per share RM	Amount of dividend RM'000
Dividends, net of tax				
- Interim paid	0.19	21,600	-	-
- Final proposed	1.78	202,500	-	-
Dividends, tax exempt				
- Final proposed	3.39	535,900	-	-
	5.36	760,000	-	-

10 PROPERTY, PLANT AND EQUIPMENT

2001	As at 1.1.2001 RM'000	Reclassi-fications RM'000	Additions RM'000	Disposals RM'000	Assets written off RM'000	As at 31.12.2001 RM'000
Group						
At cost						
Purchased assets						
Freehold land	17,948	-	-	-	-	17,948
Long term leasehold land	2,892	-	-	-	-	2,892
Short term leasehold land	7,288	11	-	-	-	7,299
Buildings	74,137	84	-	-	-	74,221
Telecommunications equipment	3,331,984	665,507	506	-	(4,482)	3,993,515
Motor vehicles	12,573	9,220	163	(6,329)	-	15,627
Office furniture, fittings and equipment	261,746	40,945	16,802	(1,098)	(10,559)	307,836
	3,708,568	715,767	17,471	(7,427)	(15,041)	4,419,338
Capital work-in-progress	330,552	(708,638)	1,013,613	-	(22,008)	613,519
	4,039,120	7,129	1,031,084	(7,427)	(37,049)	5,032,857
Assets acquired under finance leases and hire purchase agreements						
Motor vehicles	13,150	(7,129)	-	(530)	-	5,491
Office furniture, fittings and equipment	26,316	-	292	-	-	26,608
	4,078,586	-	1,031,376	(7,957)	(37,049)	5,064,956

10 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Accumulated depreciation and allowance for write down of identified network costs

	As at 1.1.2001 RM'000	Reclassi-fications RM'000	Charge for the year RM'000	Released on disposals RM'000	Assets written off RM'000	As at 31.12.2001 RM'000
2001						
Group						
Accumulated depreciation						
Purchased assets						
Long term leasehold land	166	-	49	-	-	215
Short term leasehold land	168	-	87	-	-	255
Buildings	6,673	-	1,501	-	-	8,174
Telecommunications equipment	1,011,675	53,687	344,843	-	-	1,410,205
Motor vehicles	8,994	6,743	1,558	(5,035)	-	12,260
Office furniture, fittings and equipment	155,905	-	39,601	(1,098)	(10,226)	184,182
	1,183,581	60,430	387,639	(6,133)	(10,226)	1,615,291
Assets acquired under finance leases and hire purchase agreements						
Motor vehicles	11,321	(6,743)	1,297	(530)	-	5,345
Office furniture, fittings and equipment	1,037	-	10,734	-	-	11,771
	1,195,939	53,687	399,670	(6,663)	(10,226)	1,632,407
Allowance for write down of identified network costs						
Telecommunications equipment	58,277	(53,687)	174,726	-	-	179,316
Capital work in progress	43,776	-	15,135	-	(21,971)	36,940
	102,053	(53,687)	189,861	-	(21,971)	216,256
Total	1,297,992	-	589,531	(6,663)	(32,197)	1,848,663

10 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	2001 RM'000	2000 RM'000
Group		
Net book value		
Purchased assets		
Freehold land	17,948	17,948
Long term leasehold land	2,677	2,726
Short term leasehold land	7,044	7,120
Buildings	66,047	67,464
Telecommunications equipment	2,403,994	2,262,032
Motor vehicles	3,367	3,579
Office furniture, fittings and equipment	123,654	105,841
Capital work-in-progress	576,579	286,776
	3,201,310	2,753,486
Assets acquired under finance leases and hire purchase agreements		
Motor vehicles	146	1,829
Office furniture, fittings and equipment	14,837	25,279
	3,216,293	2,780,594

10 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	As at 1.1.2001 RM'000	Reclassi- fications RM'000	Additions RM'000	Disposals RM'000	As at 31.12.2001 RM'000
2001					
Company					
At cost					
Purchased assets					
Freehold land	5,509	-	-	-	5,509
Short term leasehold land	1,258	-	-	-	1,258
Buildings	11,373	-	-	-	11,373
Motor vehicles	4,282	5,768	-	(1,674)	8,376
Office furniture, fittings and equipment	45,155	352	80	-	45,587
	67,577	6,120	80	(1,674)	72,103
Capital work-in-progress	78	(352)	352	-	78
	67,655	5,768	432	(1,674)	72,181
Assets acquired under hire purchase agreements					
Motor vehicles	6,568	(5,768)	-	(530)	270
	74,223	-	432	(2,204)	72,451

10 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	As at 1.1.2001 RM'000	Reclassi-fications RM'000	Charge for the year RM'000	Released on disposal RM'000	As at 31.12.2001 RM'000
2001					
Company					
Accumulated depreciation					
Purchased assets					
Short term leasehold land	126	-	24	-	150
Buildings	1,270	-	232	-	1,502
Motor vehicles	4,022	5,382	502	(1,657)	8,249
Office furniture, fittings and equipment	25,304	-	6,392	-	31,696
	30,722	5,382	7,150	(1,657)	41,597
Assets acquired under hire purchase agreements					
Motor vehicles	6,182	(5,382)	-	(530)	270
	36,904	-	7,150	(2,187)	41,867

10 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

	2001 RM'000	2000 RM'000
Company		
Net book value		
Purchased assets		
Freehold land	5,509	5,509
Short term leasehold land	1,108	1,132
Buildings	9,871	10,103
Motor vehicles	127	260
Office furniture, fittings and equipment	13,891	19,851
Capital work-in-progress	78	78
	30,584	36,933
Assets acquired under hire purchase agreements		
Motor vehicles	-	386
	30,584	37,319

Capital work-in-progress will be reclassified to the respective categories of property, plant and equipment on completion.

The title deed pertaining to a freehold land of a subsidiary company is in the process of being transferred to the name of the subsidiary company.

Included in the long term leasehold land of the Group is leasehold land which was acquired at fair value by the Company upon the acquisition of a subsidiary company.

Freehold land, leasehold land, buildings and other property, plant and equipment with net book value amounting to RM931,181,000 (2000: RM2,740,019,000) of the Group have been charged as security for the term loans disclosed in Note 20 to the financial statements.

The title to telecommunications equipment and capital work-in-progress amounting to RM529,319,000 (2000: RM319,207,000) will be transferred to a subsidiary company upon payment in accordance with the terms of the deferred payment schemes disclosed in Note 19 to the financial statements.

In the previous financial year, an additional depreciation charge of RM31,753,000 was made in respect of certain telecommunications equipment whose economic useful life was reassessed.

In determining the recoverable amount of property, plant and equipment, expected future cash flows have not been discounted to their present value.

11 INVESTMENTS IN SUBSIDIARY COMPANIES

	Company 2001 RM'000	Company 2000 RM'000
Unquoted shares, at cost	94,732	94,732
Allowance for diminution in value	(200)	(200)
	94,532	94,532

The information on the subsidiary companies, all of which are incorporated in Malaysia, are as follows:

Name	Group's interest 2001	Group's interest 2000	Principal activities
Maxis Mobile Sdn. Bhd. (229892-M)	100%	100%	Operator of a cellular mobile telephone network
Maxis Broadband Sdn. Bhd. (234053-D)	100%	100%	Operator of a national public switched telephony network and internet service provider
Maxis International Sdn. Bhd. (240071-T)	100%	100%	Operator of an international switched network
Maxis Management Services Sdn. Bhd. (287998-P)	100%	100%	Management services
Rawa Utara Sdn. Bhd. (270701-A)	100%	100%	Property investment holding
Maxis Collections Sdn. Bhd. (383275-M)	100%	100%	Collection of telecommunications revenue for fellow subsidiary companies
Castle Rock Equity Sdn. Bhd. (95330-K)	100%	100%	Property investment holding
Maxis Multimedia Sdn. Bhd. (530188-A)	100%	100%	Multimedia services
Subsidiary of Maxis Broadband Sdn. Bhd.			
Maxis Online Sdn. Bhd. (235849-A)	100%	100%	Investment holding
Subsidiary of Maxis Mobile Sdn. Bhd.			
Maxis Mobile (L) Ltd. * (LL-01709)	100%	100%	Investment holding

* Maxis Mobile (L) Ltd is a company registered under the Offshore Companies Act, 1990, with shares issued in USD.

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

NOTES TO THE FINANCIAL STATEMENTS - 31 DECEMBER 2001 (CONTINUED)

12 OTHER INVESTMENTS

	Group 2001 RM'000	Group 2000 RM'000
Unquoted shares, at cost	-	125
Promissory notes, at cost	-	2,724
	-	2,849
Allowance for diminution in value	-	(2,600)
	-	249

The promissory notes were redeemed at cost during the year.

13 INVENTORIES

	Group 2001 RM'000	Group 2000 RM'000
At cost		
Telecommunications materials and supplies	24,290	33,241
Telecommunications equipment	54,450	61,025
Goods-in-transit	4,829	482
	83,569	94,748
At net realisable value		
Telecommunications materials and supplies	56,384	58,134
Allowance for inventories' obsolescence	(54,487)	(58,134)
	1,897	-
Telecommunications equipment	37,540	30,720
Allowance for inventories' obsolescence	(32,472)	(30,720)
	6,965	-
	90,534	94,748

14 DEBTORS

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Trade debtors				
- Subscribers	256,440	231,677	-	-
- Interconnect and roaming	108,569	78,490	-	-
- Distributors	42,324	32,995	-	-
	407,333	343,162	-	-
Allowance for doubtful debts				
- Subscribers	(66,248)	(53,967)	-	-
- Interconnect and roaming	(14,324)	(10,738)	-	-
	326,761	278,457	-	-
Amounts due from related parties	7,183	7,396	963	1,195
Other debtors	88,523	1,729	6	52
Deposits	27,594	30,465	3,712	3,464
Prepayments	19,405	28,445	369	48
	469,466	346,492	5,050	4,759

Other debtors and deposits for the Company are shown net of allowance for doubtful debts of RM46,000 (2000: RM46,000) and RM80,000 (2000: RM80,000) respectively.

Other debtors, wayleave deposits to local authorities and other deposits for the Group are shown net of allowance for doubtful debts of RM2,858,000 (2000: RM1,853,000), RM28,352,000 (2000: RM14,285,000) and RM5,360,000 (2000: RM5,360,000) respectively.

15 DEPOSITS WITH LICENSED BANKS

Deposits with licensed banks amounting to RM61,947,000 of a subsidiary company in the previous financial year has been pledged as security for term loans secured by the subsidiary company.

The security pledge is no longer required as the term loan was fully repaid during the financial year.

16 CASH AND BANK BALANCES

Included in cash and bank balances is an amount of RM83,000 (2000: RM83,000) from a subsidiary company which has been pledged as security for a term loan secured by the subsidiary company as disclosed in Note 20 to the financial statements.

17 AMOUNTS DUE FROM SUBSIDIARY COMPANIES

The amounts due from subsidiary companies are unsecured, interest free and have no fixed terms of repayment.

18 PROVISIONS FOR LIABILITIES AND CHARGES

	Group		
	Legal claims	Staff incentive scheme	Total
	RM'000	RM'000	RM'000
As at 1 January 2000	20,835	6,456	27,291
Charged to income statement	3,409	16,135	19,544
Paid during the year	-	(5,074)	(5,074)
As at 31 December 2000	24,244	17,517	41,761
Charged to income statement	5,607	25,203	30,810
Paid during the year	(489)	(13,468)	(13,957)
As at 31 December 2001	29,362	29,252	58,614

19 CREDITORS

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Current				
Intercarrier and roaming creditors	79,535	38,668	-	-
Intercarrier and roaming accruals	191,755	108,690	-	-
Subscribers' deposits	109,140	106,383	-	-
Trade creditors	565,592	652,688	4,071	3,794
Trade accruals	358,451	211,803	-	-
Other creditors	100,709	84,419	263	332
Other accruals	75,685	74,399	55,843	13,555
Advance payments from subscribers	13,994	13,863	-	-
Deferred income	92,668	40,838	-	-
Amounts due to related parties	16,553	27,949	6,909	4,105
	1,604,082	1,359,700	67,086	21,786
Non-current (Interest bearing)				
Trade creditors	199,172	40,629	-	-

Included in current trade creditors are creditors under deferred payment schemes, which are repayable within the next 12 months, amounting to RM107,789,000 (2000: RM278,164,000). The non-current trade creditors are creditors under deferred payment schemes, which are repayable between 13 to 30 months. Interest rates on these balances ranged from 4.59% to 6.67% (2000: 4.31% to 8.11%) per annum.

Creditors under deferred payment scheme which are repayable after 12 months periods for 31 December 2000 have been reclassified from current trade creditors to non current trade creditors.

20 BORROWINGS

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Current				
Secured:				
Term loans	110,407	194,668	-	-
Hire purchase and finance lease liabilities	10,800	11,604	3	334
Unsecured:				
Bank overdraft	22,109	4,954	22,109	4,954
	143,316	211,226	22,112	5,288

The bank overdraft is unsecured and interest rates during the financial year varied according to the lenders' respective prevailing base lending rate which ranged from 6.90% to 8.55% (2000: 7.80% to 8.55%) per annum.

20 BORROWINGS (CONTINUED)

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Non-current (secured and interest bearing)				
Term loans	334,688	611,922	-	-
Hire purchase and finance lease liabilities	4,770	15,271	-	3
	339,458	627,193	-	3

Term loan outstanding RM'000	Security	Repayment terms	Interest rates
439,026	Debenture covering a first fixed and floating charge over the property, plant and equipment of Maxis Broadband Sdn. Bhd. and Maxis International Sdn. Bhd.	Half yearly installments of RM55 million commencing May 2001 to November 2005	6.85% (2000: 6.60% to 8.00%) per annum
6,069	Fixed charge over the freehold land and building of Rawa Utara Sdn. Bhd. and deposits of RM83,000.00 (2000: RM83,000.00) as disclosed in Note 16	180 monthly equal installments commencing December 1996	10.00% (2000: 10.50%) per annum
445,095			

The repayment of the term loans can be analysed as follows:

	Group	
	2001 RM'000	2000 RM'000
Due within 12 months	110,407	194,668
Due after 12 months	334,688	611,922
	445,095	806,590

A term loan of one of the subsidiary companies was fully repaid during the year and hence, all the property, plant and equipment and fixed deposits held as securities for this term loan has been discharged accordingly.

20 BORROWINGS (CONTINUED)

Hire purchase and finance lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default. Hire purchase and finance lease liabilities represent outstanding obligations payable in respect of property, plant and equipment acquired under hire purchase agreements and finance leases and are analysed as follows:

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Hire purchase and finance lease liabilities:				
Payable within one year	11,198	12,651	4	431
Payable between one and five years	4,820	15,712	-	4
	16,018	28,363	4	435
Future finance charges	(448)	(1,488)	(1)	(98)
	15,570	26,875	3	337
Representing hire purchase and finance lease liabilities:				
Current	10,800	11,604	3	334
Non-current	4,770	15,271	-	3
	15,570	26,875	3	337

21 DEFERRED TAXATION

	Group	
	2001 RM'000	2000 RM'000
As at 1 January	7,776	5,200
Charged to income statement (Note 7)	70,876	2,576
As at 31 December	78,652	7,776

22 SHARE CAPITAL

	Group and Company	
	2001 RM'000	2000 RM'000
Authorised:		
Ordinary shares of RM1 each	1,000,000	1,000,000

23 CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the end of the financial year comprise:

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Deposits with licenced banks (net of deposits pledged as disclosed in Note 15)	791,633	565,578	45,350	143,147
Cash and bank balances (net of balances pledged as disclosed in Note 16)	26,198	14,399	27	625
Deposits, cash and bank balances	817,831	579,977	45,377	143,772
Bank overdraft	(22,109)	(4,954)	(22,109)	(4,954)
Bank balances	(1,233)	(948)	(75)	-
	794,489	574,075	23,193	138,818

The negative bank balances are due to timing differences between processing and clearance of payments and receipts.

24 CAPITAL COMMITMENTS

Capital expenditure for property, plant and equipment approved by the Board and not provided for in the financial statements:

	Group		Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Contracted for	194,375	152,747	105	181
Not contracted for	1,812,244	2,430,634	-	-
	2,006,619	2,583,381	105	181

25 OPERATING LEASE COMMITMENTS

The future minimum lease payments under non-cancellable operating leases are as follows:

	Group		Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Expiring within one year	27,502	23,928	18,323	17,738
Expiring between one and five years	101,420	99,014	96,428	94,354
Expiring after five years	117,570	137,860	117,570	137,860
	246,492	260,802	232,321	249,952

26 SIGNIFICANT RELATED PARTY DISCLOSURES

Significant related party transactions

Related parties are those as defined under MASB Standard 8 "Related Party Disclosures".

The holding and ultimate holding company is Maxis Holdings Sdn Bhd. Usaha Tegas Sdn Bhd together with certain entities controlled by or in which Ananda Krishnan Tatparanandam is deemed to have an interest, have the ability to exercise significant influence over the Group.

In addition to related party disclosures mentioned elsewhere in the financial statements, set out below are other significant transactions and balances. The related party transactions described below were carried out on terms and conditions obtainable in transactions with unrelated parties.

(a) Sales of goods and services

	Group
	2001
	RM'000
Sales of telecommunication services to:	
- MEASAT Broadcast Network Systems Sdn. Bhd.	10,201

26 SIGNIFICANT RELATED PARTY DISCLOSURES (CONTINUED)

(b) Purchase of goods and services

	Group 2001 RM'000
Purchases of services from:	
- Tanjong City Centre Property Management Sdn. Bhd. (rentals and utility charges)	22,495
- Binariang Satellite Systems Sdn. Bhd. (transponder lease rentals)	8,941
- MEASAT Broadcast Network Systems Sdn. Bhd. (CATV, advertising and printing services)	5,647
- UTSB Management Sdn. Bhd. (secondment and consultancy services)	16,079

BT (Netherlands) Holdings B.V. was a shareholder up to 15 November 2001 and had the ability to exercise significant influence until that date. Related party transactions up to 15 November 2001 were as follows:

	Group 2001 RM'000
Purchases of services from:	
- Concert Global Network Services Ltd (interconnect charges)	10,100

This is the first reporting period in which the Group applies MASB Standard 8 and therefore comparative information is not required for disclosure.

27 CONTINGENT LIABILITIES

	Company 2001 RM'000	Company 2000 RM'000
(i) Guarantees given to financial institutions for borrowing facilities granted to subsidiary companies	439,301	801,768
(ii) Guarantee to Telekom Malaysia Berhad in respect of services provided to Maxis Broadband Sdn. Bhd. and Maxis International Sdn. Bhd.	1,800	1,800

	Group 2001 RM'000	Group 2000 RM'000	Company 2001 RM'000	Company 2000 RM'000
(iii) Indemnity given to financial institutions in respect of bank guarantees issued at the request of the Company and subsidiary companies				
- custom duties	1,597	61,960	-	-
- others	13,086	6,510	2,008	430
	14,683	68,470	2,008	430

(iv) A subsidiary company had in the past entered into tenancy agreements for the benefit of Binariang Satellite Systems Sdn. Bhd. ('BSS') who at that time was a subsidiary of the Company. On the expiration of the tenancy agreements, a claim was made for the recovery of security deposits amounting to RM132,000 from a particular landlord. A counter claim was then raised by the landlord against the subsidiary company for an amount of RM974,000 in respect of costs incurred and loss of earnings as a result of certain alleged non-performance of obligations. BSS has since been disposed by the Company and in accordance with the terms and conditions of the Sale and Purchase agreement of BSS, the purchaser of BSS shall cause BSS to indemnify the Company against all liabilities and claims in respect of agreements and arrangements entered into by the Company or any of its subsidiaries on behalf of BSS. On that basis, the Directors are of the view that no provision is required to be made in the financial statements as the Company will be reimbursed for any payments made, if any.

27 CONTINGENT LIABILITIES (CONTINUED)

(v) A subsidiary company received a mandatory injunction filed by a customer for reinstatement of premium number mobile telephone services, a prohibitory injunction restraining the subsidiary company from barring his mobile telephone line, and a claim for damages. The subsidiary company is disputing the claim. The Directors are of the opinion that the claim is unlikely to be successful and no provision has been made in the financial statements.

(vi) The Company received a letter of demand in the amount of RM532,000 for commission fee payable under the debt collection agreement which was terminated by the Company due to poor performance by the claimant. The Directors are of the opinion that the claim is unlikely to be successful and no provision has been made in the financial statements.

(vii) A subsidiary company entered into a number of network construction contracts with developers who have since terminated these contracts for alleged breach of contract without prejudice to the developers' rights to claim against the subsidiary company. The subsidiary company has to date received some claims in respect of these contracts and in some of the cases, negotiations for settlement are on-going. The total amount of the liability could not be determined due to the on-going negotiation which is being settled progressively. A provision of RM29,362,000 (2000: RM24,244,000) has been made in the financial statements and the Directors are of the opinion that this provision is adequate to cover potential liabilities in respect of these claims.

MAXIS COMMUNICATIONS BERHAD
(Incorporated in Malaysia)

STATEMENT BY DIRECTORS PURSUANT TO SECTION 169(15) OF THE COMPANIES ACT, 1965

We, Tun Haji Mohammed Hanif bin Omar and Augustus Ralph Marshall, being two of the Directors of Maxis Communications Berhad state that, in the opinion of the Directors, the financial statements set out on pages 7 to 38 are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 December 2001 and of the results and cash flows of the Group and of the Company for the financial year ended on that date in accordance with the applicable approved Accounting Standards in Malaysia and the provisions of the Companies Act, 1965.

In accordance with a resolution of the Board of Directors dated 19 February 2002.

TUN HAJI MOHAMMED HANIF BIN OMAR
DIRECTOR

AUGUSTUS RALPH MARSHALL
DIRECTOR

Kuala Lumpur
19 FEB 2002

DECLARATION PURSUANT TO SECTION 169(16) OF THE COMPANIES ACT, 1965

I, James Brodie, the officer primarily responsible for the financial management of Maxis Communications Berhad, do solemnly and sincerely declare that the financial statements set out on pages 7 to 38 are, to the best of my knowledge and belief, correct, and I make this solemn declaration conscientiously believing the same to be true and by virtue of the provisions of the Statutory Declarations Act, 1960.

JAMES BRODIE

Subscribed and solemnly declared by the above named James Brodie at Kuala Lumpur in Malaysia on 19 February 2002, before me.

PESURUHJAYA SUMPAH
NGUI KEE HEONG
MALAYSIA

COMMISSIONER FOR OATHS

Suite 13.03, 13th Floor,
Menara Tan & Tan,
Jalan Tun Razak,
Kuala Lumpur.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
(AF 1146)
Chartered Accountants
11th Floor Wisma Sime Darby
Jalan Raja Laut
P O Box 10192
50706 Kuala Lumpur, Malaysia
Telephone +60 (3) 2693 1077
Facsimile +60 (3) 2693 0997

AUDITORS' REPORT TO THE MEMBERS OF MAXIS COMMUNICATIONS BERHAD

(Company No. 158400 V)

We have audited the financial statements set out on pages 7 to 38. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved auditing standards in Malaysia. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the financial statements have been prepared in accordance with the provisions of the Companies Act, 1965 and applicable approved accounting standards in Malaysia so as to give a true and fair view of:

  (i) the matters required by Section 169 of the Companies Act, 1965 to be dealt with in the financial statements; and

  (ii) the state of affairs of the Group and the Company as at 31 December 2001 and of the results and cash flows of the Group and the Company for the financial year ended on that date;

and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiary companies of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

We are satisfied that the financial statements of the subsidiaries that have been consolidated with the Company's financial statements are in the form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements and we have received satisfactory information and explanations required by us for those purposes.

PRICEWATERHOUSECOOPERS

AUDITORS' REPORT TO THE MEMBERS OF
MAXIS COMMUNICATIONS BERHAD (CONTINUED)
(Company No. 158400 V)

Our audit reports on the financial statements of the subsidiaries were not subject to any qualification and did not include any comments made under subsection (3) of section 174 of the Act.

PRICEWATERHOUSECOOPERS
(No. AF: 1146)
Chartered Accountants

UTHAYA KUMAR S/O K. VIVEKANANDA
(No. 1455/06/02 (J))
Partner of the firm

Kuala Lumpur
19 February 2002